OPERATING AGREEMENT

Curated mountain, LLC

DATE: February 16, 2021

PARTIES: Youri Benoiston
MANAGING MEMBER: Youri Benoiston

RECITAL:

The parties to this agreement (the "Members") are entering into this agreement for the purpose of amending the operating agreement of the Company executed on June 02, 2020 pursuant to the Limited Liability Company Act of the state of Washington (the "Act").

AGREEMENTS:

- **FORMATION**

1.1 **Name.** The name of this limited liability company (the "Company") is Curated mountain, LLC

1.2 Articles of Organization. Articles of organization for the Company were filed with the Secretary of State for the state of Washington on June 02, 2020.

1.3 **Duration.** The Company will exist until dissolved as provided in this agreement.

1.4 **Principal Office.** The Company's principal office will initially be at 8604 Maplewood lane, Edmonds, Washington 9802, but it may be relocated by the Members at any time.

1.5 Designated Office and Agent for Service of Process. The Company's initial designated office will be 8604 Maplewood lane, Edmonds, Washington 9802, and the name of its initial agent for service of process at that address will be Youri Benoiston. The Company's designated office and its agent for service of process may only be changed by filing notice of the change with the Secretary of State of the state in which the articles of organization of the Company were filed.

1.6 Purposes and Powers. The Company is formed for the purpose of engaging in all legal, for-profit endeavors it deems suitable. The Company has the power to do all things necessary, incident, or in furtherance of that business.

1.7 Title to Assets. Title to all assets of the Company will be held in the name of the Company. No Member has any right to the assets of the Company or any ownership interest in those assets except indirectly as a result of the Member's ownership of an interest in the Company. No Member has any right to partition any assets of the Company or any right to receive any specific assets upon liquidation of the Company or upon any other distribution from the Company.

- ## MEMBERS, CONTRIBUTIONS AND INTERESTS

2.1 Initial Members. The Company has 1,000,000 "Units" of equal rights in liquidation, ownership, capital preference, voting and all other rights incidental to Unit ownership. Each Unit represents 1/1,000,000 ownership in the Company. The names and addresses of the Members of the Company, the amounts of their initial capital contributions, and their initial Units are:

Name	Address	Contribution	Units
Youri Benoiston	Edmonds, Washington	$17,350	785,860

A Member's "Ownership Interest" is the number of Units owned by a member divided by 1,000,000. All voting, allocation of profits and losses and other rights in the Company based on the ownership of a Member shall be calculated and pro-rated using their Ownership Interest.

2.2 Initial Capital Contributions. The initial capital contributions are paid in full as of the Effective Date.

2.3 Additional Members. Except as otherwise provided in the section of this agreement relating to substitution, additional Members of the Company may be admitted only with the consent of the Members holding a majority of the Ownership Interests outstanding. The Members acknowledge and agree that the admission of additional members will reduce their proportionate rights with respect to the Company, including, without limitation, their Ownership Interest, and hereby consent to such reduction. The additional members shall be required to execute this Agreement, as so amended, and to comply with the other requirements set forth herein.

2.4 Additional Contributions. Except as otherwise provided in the Act, no Member will be required to contribute additional capital to the Company. Additional capital contributions to the Company may be made by the Members only with the consent of the Members holding a majority of the Ownership Interests outstanding.

2.5 No Interest on Capital Contributions. No interest will be paid on capital contributions.

2.6 Capital Accounts. An individual capital account will be maintained for each Member. A Member's capital account will be credited with all capital contributions made by the Member and with all income and gain (including any income exempt from federal income tax) allocated to the Member. A Member's capital account will be charged with the amount of all distributions made to the Member and with all losses and deductions (including deductions attributable to tax-exempt income) allocated to the Member. Members' capital accounts must be maintained in accordance with the federal income tax accounting principles prescribed in Treasury Regulations §1.704-1(b)(2)(iv).

- ## ALLOCATION OF PROFITS AND LOSSES

3.1 Determination. The net profit or net loss of the Company for each fiscal year will be determined according to Generally Accepted Accounting Principles (GAAP). In computing net profit or net loss for purposes of allocation among the Members, no special provision will be made for tax-exempt or partially tax-exempt income of the Company, and all items of the Company's income, gain, loss, or deduction required to be separately stated under IRC §703(a)(1) will be included in the net profit or net loss of the Company.

3.2 Allocation of Net Profits and Net Losses. The net profit or net loss of the Company for a fiscal year will be allocated among the Members in proportion to their Ownership Interests.

3.3 Allocations Solely for Tax Purposes. In accordance with IRC §704(c) and the corresponding regulations, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company will be allocated among the Members, solely for income tax purposes, so as to take into account any variation between the adjusted basis of such property for federal income tax purposes in the hands of the Company and the agreed value of such property as set forth in this agreement, or in any document entered into at the time an additional contribution is made to the Company. Any elections or other decisions relating to the allocations to be made under this section will be made by majority action of the Members. The allocations to be made under this section are solely for purposes of federal, state, and local income taxes and will not affect, or in any way be taken into account in computing, any Member's capital account, allocable share of the net profits and net losses of the Company, or right to distributions.

3.4 Prorates. If a Member has not been a Member during a full fiscal year of the Company, or if a Member's Ownership Interest in the Company changes during a fiscal year, the net profit or net loss for the year will be allocated to the Member based only on the period of time during which the Member was a Member or held a particular Ownership Interest. In determining a Member's share of the net profit or net loss for a fiscal year, the Members may allocate the net profit or net loss ratably on a daily basis using the Company's usual method of accounting. Alternatively, the Members may separate the Company's fiscal year into two or more segments and allocate the net profits or net losses for each segment among the persons who were Members, or who held particular Ownership Interests, during each segment based upon their Ownership Interests during that segment.

- **DISTRIBUTIONS**

4.1 Distributions to Pay Taxes. To enable the Members to pay taxes on income of the Company that is taxable to the Members, the Company must make cash distributions to the Members. During each fiscal year the Company must distribute an amount equal to the product of (a) the highest aggregate rate of federal, state, and local income and self-employment tax imposed on the Company's income for that fiscal year (taking into account the deductibility of state and local income taxes for federal income tax purposes) allocated to any Member who was a Member for the full fiscal year times (b) the amount of the taxable income of the Company allocated to all Members for that fiscal year. Distributions must be paid at least quarterly during each fiscal year at times that coincide with the Members' payment of estimated taxes, and the amount of each distribution will be based upon the anticipated taxable income of the Company for the fiscal year of the distribution and the anticipated tax rates of Members, as determined at the time the distribution is made. The Company's obligation to make distributions under this section is subject to the restrictions governing distributions under the Act.

4.2 Additional Distributions. Subject to the restrictions governing distributions under the Act, additional distributions of cash or property may be made from time to time by the Company to the Members, at such times and in such amounts as the Managing Member determine.

4.3 Allocation of Distributions. All distributions to pay taxes and additional distributions must be made to Members in proportion to their Ownership Interests.

- **ADMINISTRATION OF COMPANY BUSINESS**

5.1 Management. Subject to the limitations imposed by this agreement or by action of the Members, only the Managing Member is an agent of the Company and has authority to bind the Company in the ordinary course of the Company's business.

5.2 Actions by Members. Except as otherwise provided in this agreement, all decisions requiring consent of a majority of all Members will be decided by the affirmative vote or consent of Members holding a majority of the Ownership Interests voted on such matter. Members may act with or without a meeting, and any Member may participate in any meeting by written proxy or by any means of communication reasonable under the circumstances.

5.3 Approval of Other Members Required. No Member has authority to do any of the following without the prior written consent of a majority of all Members:

5.3.1 To sell, lease, exchange, mortgage, pledge, or otherwise transfer or dispose of all or substantially all of the property or assets of the Company;

5.3.2 To merge the Company with any other entity;

5.3.3 To amend the articles of organization of the Company or this agreement;

5.3.5 To authorize a transaction involving an actual or potential conflict of interest between the Managing Member and the Company;

5.3.6 To remove or appoint a new Managing Member, or

5.3.7 To change the nature of the business of the Company.

5.4 Devotion of Time; Outside Activities. The Managing Member must devote so much time and attention to the business of the Company as the Members agree is appropriate. Members may engage in business and investment activities outside the Company, and neither the Company nor the other Members have any rights to the property, profits, or benefits of such activities. But no Member may use any property or assets of the Company other than for the operation of the Company's business. For this purpose, the property and assets of the Company include, without limitation, information developed for the Company, opportunities offered to the Company, and other information or opportunities entrusted to a Member as a result of being a Member of the Company.

5.5 Compensation and Reimbursement. Members who render services to the Company are entitled to such compensation as may be agreed upon by the Members from time to time. Any compensation paid to a Member for services rendered will be treated as an expense of the Company and a guaranteed payment within the meaning of IRC §707(c), and the amount of the compensation will not be charged against the share of profits of the Company that would otherwise be allocated to the Member. Members are also entitled to reimbursement from the Company for reasonable expenses incurred on behalf of the Company, including expenses incurred in the formation, dissolution, and liquidation of the Company.

5.6 Self Interest. A Member does not violate any duty or obligation to the Company merely as a result of engaging in conduct that furthers the interest of the Member. A Member may lend money or transact other business with the Company, and, in this case, the rights and obligations of the Member will be the same as those of a person who is not a Member, so long as the loan or other transaction has been approved or ratified by majority consent of the Members. Unless otherwise provided by applicable law, a Member with a financial interest in the outcome of a particular action is nevertheless entitled to vote on such action.

- **ACCOUNTING AND RECORDS**

6.1 Books of Account. The Members must keep such books and records relating to the operation of the Company as are appropriate and adequate for the Company's business and for the carrying out of this agreement. At a minimum, the following must be maintained at the principal office of the Company: (a) financial statements for the three most recent fiscal years;

- federal, state, and local income tax returns for the three most recent fiscal years; (c) a register showing the current names and addresses of the Members; (d) a copy of the Company's articles of organization and any amendments thereto; (e) this agreement and any amendments thereto; (f) minutes of any meetings of Members; and (g) consents to action by Members. Each Member will have access to all such books and records at all times.

6.2   **Fiscal Year.** The fiscal year of the Company will be the calendar year.

6.3 Accounting Reports. Within 180 days after the close of each fiscal year, Company must deliver to each Member an unaudited report of the activities of the Company for the preceding fiscal year, including a copy of a balance sheet of the Company as of the end of the year and a profit and loss statement for the year.

6.4 Tax Returns. The Company must prepare and file on a timely basis all required federal, state, and local income tax and other tax returns. Within 90 days after the end of each fiscal year, the Company must deliver to each Member a Schedule K-1, showing the amounts of any distributions, contributions, income, gain, loss, deductions, or credits allocated to the Member during the fiscal year.

6.5 Tax Matters Partner. Anytime the Company has more than 10 Members, any Member is an entity other than an estate or a C corporation, or any Member is a nonresident alien individual, the Members must designate one of the Members as the tax matters partner of the Company in accordance with IRC §6231(a)(7) and keep such designation in effect at all times.

- **DISSOCIATION AND DISSOLUTION**

7.1 Withdrawal. A Member may withdraw from the Company only after giving notice of withdrawal to the other Members at least 15 days prior to the effective date of the withdrawal.

7.2 Events of Dissolution. Except as otherwise provided in this agreement, the Company will dissolve upon the earliest of: (a) the death, incompetence, withdrawal, expulsion, bankruptcy, or dissolution of all Members; (b) approval of a dissolution of the Company by majority consent of the Members; or (c) at such time as the Company has no members.

- **WINDING UP AND LIQUIDATION**

8.1 Liquidation Upon Dissolution. Upon the dissolution of the Company, the Members must wind up the affairs of the Company. If the affairs of the Company are wound up, a full account must be taken of the assets and liabilities of the Company, and the assets of the Company must be promptly liquidated. Following liquidation of the assets of the Company, the proceeds must be applied and distributed in the following order of priority:

> **8.1.1** To creditors of the Company in satisfaction of liabilities and obligations of the Company, including, to the extent permitted by law, liabilities and obligations owed to Members as creditors (except liabilities for unpaid distributions);

> **8.1.2** To any reserves set up for contingent or unliquidated liabilities or obligations of the Company deemed reasonably necessary by the Members, which reserves may be paid over to an escrow agent by the Members to be held by such escrow agent for disbursement in satisfaction of the liabilities and obligations of the Company, with any excess being distributed to the Members as provided below; and

> **8.1.3** To Members in proportion to the positive balances of their capital accounts, after taking into account all adjustments made to capital accounts for the fiscal year during which the distributions to Members are made.

8.2 Distribution of Property in Kind. With approval of the Members, property of the Company may be distributed in kind in the process of winding up and liquidation. Any property distributed in kind will be valued and treated for the Company's accounting purposes, in accordance with Treasury Regulations §1.704-1(b)(2)(iv)(e)(1), as though the property distributed had been sold at fair market value on the date of distribution. If property is distributed in kind, the difference between the fair market value of the property and its adjusted tax basis will, solely for the Company's accounting purposes and to adjust the Members' capital accounts, be treated as a gain or loss on the sale of the property and will be credited or charged to the Members' capital accounts in the manner specified in the section of this agreement relating to capital accounts.

8.3 Negative Capital Accounts. If any Member has a negative balance in the Member's capital account upon liquidation of the Company, the Member will have no obligation to make any contribution to the capital of the Company to make up the deficit, and the deficit will not be considered a debt owed to the Company or any other person for any purpose.

- **TRANSFER OF MEMBERS' INTERESTS**

9.1 General Restrictions. No Member may transfer all or any part of such Member's interest as a member of the Company except as permitted in this agreement. Any purported transfer of an interest or a part of an interest in violation of the terms of this agreement will be null and void and of no effect. For purposes of this section a "transfer" includes a sale, exchange, pledge, or other disposition, voluntarily or by operation of law.

9.2 Permitted Transfers. A Member may transfer all or a part of the Member's interest in the Company with the prior written consent of a majority of the Members.

9.3 Tender of Interest. If a Member wishes to transfer all or part of the Member's interest in the Company and the other Members do not consent, the interest or the part to be transferred must be tendered to the Company by giving written notice of such tender to the Company. Such notice must contain the name and address of the proposed transferee, the price to be paid by the proposed transferee for the interest, if any, and the terms of the proposed transfer. If a Member's interest is transferred by operation of law, the successor in interest to the transferring Member may give the required notice of tender to the Company at any time following the transfer, and such successor in interest will be deemed to have given the notice of tender at the time any other Member gives notice to the successor in interest and to all other Members of the failure to give the notice of tender. Within 30 days after a notice of tender is given, the other Members may accept the tender on behalf of the Company and have the Company purchase the interest tendered for the lesser of the price set forth in the notice of tender (if the proposed transfer is to be by sale) or the price applicable to the purchase of a Member's interest pursuant to the section of this agreement relating to the effect of member's dissociation. The tender must be accepted on behalf of the Company by giving notice of acceptance to the transferring Member or the transferring Member's successor in interest. The purchase may, at the option of the other Members, be on the terms set forth in the notice of tender, if any, or the terms set forth in the section of this agreement relating to payment for member's interest. For purposes of those provisions, the date of the acceptance of tender will be deemed to be the date on which the other Members elected to purchase the interest of a dissociating Member.

9.4 Effect of Tender. The Member tendering the interest will cease to be a Member with respect to the tendered interest upon an acceptance of the tender by the Company. Thereafter, the Member tendering the interest will have no rights as a Member in the Company, except the right to have the tendered interest purchased in accordance with the terms of this agreement.

9.5 Substitution. If the interest of a Member is transferred, the transferee of the interest may be admitted as a Member of the Company if the transferee executes and delivers to the Company a written agreement to be bound by all of the terms and provisions of this agreement. But the transferee is entitled to be admitted as a Member only if all of the other Members consent to the admission of the transferee as a Member, and this consent may be withheld reasonably or unreasonably. If a Member who is the only member of the Company transfers the Member's entire interest, the transferee will be admitted as a Member of the Company effective upon the transfer without the requirement of an agreement to be bound by this agreement or consent. If the transferee is not admitted as a Member, the transferee will have the right only to receive, to the extent assigned, the distributions from the Company to which the transferor would be entitled. Such transferee will not have the right to exercise the rights of a Member, including, without limitation, the right to vote or inspect or obtain records of the Company.

- ## INDEMNIFICATION AND LIABILITY LIMITATION

10.1 Indemnification. Except as otherwise provided in this section, the Company must indemnify each of the Members to the fullest extent permissible under the law of the state in which the articles of organization of the Company have been filed, as the same exists or may hereafter be amended, against all liability, loss, and costs (including, without limitation, attorneys' fees) incurred or suffered by the Member by reason of or arising from the fact that the Member is or was a member of the Company, or is or was serving at the request of the Company as a manager, member, director, officer, partner, trustee, employee, or agent of another foreign or domestic limited liability company, corporation, partnership, joint venture, trust, benefit plan, or other enterprise. The Company may, by action of the Members, provide indemnification to employees and agents of the Company who are not Members. The indemnification provided in this section is not exclusive of any other rights to which any person may be entitled under any statute, agreement, resolution of Members, contract, or otherwise. But despite any other provision of this agreement, the Company has no obligation to indemnify a Member for:

> **10.1.1** Any breach of the Member's duty of loyalty to the Company;

> **10.1.2** Acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

> **10.1.3** Any unlawful distribution under the Act; or

> **10.1.4** Any transaction in which the Member derives improper personal benefit.

10.2 Limitation of Liability. No Member of the Company is liable to the Company or to the other Members for monetary damages resulting from the Member's conduct as a Member except to the extent that the Act, as it now exists or may be amended in the future, prohibits the elimination or limitation of liability of members of limited liability companies. No repeal or amendment of this section or of the Act will adversely affect any right or protection of a Member for actions or omissions prior to the repeal or amendment.

- **MISCELLANEOUS PROVISIONS**

11.1 Amendment. This Agreement replaces and voids any Operating Agreement of the Company already in existence. The Members may amend or repeal all or part of this agreement by unanimous written agreement, except that any amendment or repeal that modifies the powers of the Managing Member under this Agreement shall require the affirmative written vote of the Members holding Ownership Interests greater than 66% of the total Ownership Interest outstanding. This agreement may not be amended or repealed by oral agreement of the Members.

11.2 Binding Effect. The provisions of this agreement will be binding upon and will inure to the benefit of the heirs, personal representatives, successors, and assigns of the Members. But this section may not be construed as a modification of any restriction on transfer set forth in this agreement.

11.3 Notice. Except as otherwise provided in other sections of this agreement, any notice or other communication required or permitted to be given under this agreement must be in writing and must be mailed by certified mail, return receipt requested, with postage prepaid. Notices addressed to a Member must be addressed to the Member's address listed in the section of this agreement relating to initial members, or if there is no such address listed for a Member, the address of the Member shown on the records of the Company. Notices addressed to the Company must be addressed to its principal office. The address of a Member or the Company to which notices or other communications are to be mailed may be changed from time to time by the Member's or the Company's giving written notice to the other Members and the Company. All notices and other communications will be deemed to be given at the expiration of three days after the date of mailing.

11.4 Litigation Expense. If any legal proceeding is commenced for the purpose of interpreting or enforcing any provision of this agreement, including any proceeding in the United States Bankruptcy Court, the prevailing party in such proceeding will be entitled to recover a reasonable attorney's fee in such proceeding, or any appeal thereof, to be set by the court without the necessity of hearing testimony or receiving evidence, in addition to the costs and disbursements allowed by law.

11.5 Additional Documents. Each Member must execute such additional documents and take such actions as are reasonably requested by the other Members in order to complete or confirm the transactions contemplated by this agreement.

11.6 Counterparts. This agreement may be executed in two or more counterparts, which together will constitute one agreement.

11.7 Governing Law. This agreement will be governed by the law of the state in which the articles of organization of the Company have been filed.

11.8 Severability. If any provision of this agreement is invalid or unenforceable, it will not affect the remaining provisions.

11.9 Third-Party Beneficiaries. The provisions of this agreement are intended solely for the benefit of the Members and create no rights or obligations enforceable by any third party, including creditors of the Company, except as otherwise provided by applicable law.

11.10 Authority. Each individual executing this agreement on behalf of a corporation or other entity warrants that he or she is authorized to do so and that this agreement constitutes a legally binding obligation of the corporation or other entity that the individual represents.

Managing member

Youri benoiston

DocuSigned by:

youri benoiston

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